Exro Partner Successfully Integrates Coil Driver™ into Electric Compact Car for European Market

•Exro has successfully integrated the 100 Volt Coil Driver™ into its second electric vehicle, this time with an emerging growth NDA partner developing electric compact cars for the European market.
•The news follows the announcement of its 100 Volt Coil Driver™ integration with Potencia, highlighting how Exro’s technology can be successfully integrated in retrofit and new vehicle applications.
•The electric compact car is in operation for road testing and Exro is working with the NDA partner to validate its functional reliability, safety and enhanced operating performance.

Calgary, Alberta (November 17, 2021) – Exro Technologies Inc. (TSX: EXRO, OTCQB: EXROF) (the “Company” or “Exro”), a leading clean technology company that has developed a new class of power electronics for electric motors and batteries, announced today the successful new vehicle integration of its 100 Volt Coil Driver™ technology. This marks the second vehicle integration of the company’s Coil Driver™ technology within the past month, and follows an independent assessment proving the technology successfully combines two traditionally separate formats of power electronics for the first time and has the potential to reduce the weight and cost of electric powertrains. This vehicle integration showcases how Exro technology can be applied to optimize new light-duty electric vehicle (EV) applications.

The emerging growth partner entered a non-disclosure agreement (NDA) with Exro to improve performance by providing improved acceleration at low speed and power output at high speed of its fully electric compact car designed for the European market. The Exro and NDA partner teams then worked diligently to successfully integrate the 100 Volt Coil Driver™ into the light-duty EV, which optimizes the powertrain by expanding the torque and power output of the motor.

This news follows the Exro and Potencia Industrial, S.A. DE C.V. (“Potencia”) teams’ successful installation of the 100 Volt Coil Driver™ into Potencia’s EV last month. Unlike the Potencia vehicle integration, which showcased how Exro’s technology can be retrofitted into a vehicle application, this second 100 Volt Coil Driver™ vehicle integration was applied to a new car, with a new frame and completely new components, highlighting both the Coil Driver’s versatility and wide market potential. This European development provides another application in which Exro confidently integrates its technology into EV applications, which is essential to accelerate commercialization.

“Last month in our company update webcast, I spoke to Exro’s robust pipeline, which includes several strong NDA partners and at least ten active projects,” said Sue Ozedmir, CEO of Exro. “I’m pleased to provide our shareholders with an update on one of these NDA projects and highlight another successful vehicle integration of our Coil Driver™ technology. This milestone is another tangible example of how the Coil Driver™ can be customized and scaled to meet our customers’ powertrain requirements to ultimately optimize performance.”

With the 100 Volt Coil Driver™ successfully integrated into the electric compact car, it is currently in operation for closed circuit testing. The Exro team will now work with the emerging growth NDA partner on functional reliability and safety testing to validate the operating performance of the light-duty EV. The partner plans to develop the vehicle and continue testing the 100V Coil Driver™ in various operations. As a development partner, this application will serve as a demonstrator to grow the European market. Europe’s generous EV incentives and significant increase in EV sales over the past year make it an important future market for Exro.

About Exro Technologies Inc.

Exro is a clean technology company pioneering intelligent control solutions in power electronics to help solve the most challenging problems in electrification. Exro has developed a new class of control technology that expands the capabilities of electric motors, generators, and batteries. Exro enables the application to achieve more with less energy consumed.

Exro’s advanced motor control technology, the Coil Driver™, expands the capabilities of electric powertrains by enabling intelligent optimization for efficient energy consumption. Exro is working with many partners from all over the world to bring their technology to the electric mobility industries and beyond.
For more information visit our website at www.exro.com.
Visit us on social media @exrotech.
Contact Information
Investor inquiries: ir@exro.com
Canada investors: Jake Bouma at 604-317-3936
United States investors: Vic Allgeier at 646-841-4220

Media inquiries: media@exro.com

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In particular, this news release contains forward-looking statements pertaining to the following:
•Exro’s business outlook and strategy; and
•Exro’s expectation with respect to its future growth in the European market.
Some of the risks which could affect future results and could cause results to differ materially from those expressed in the forward-looking information and statements contained herein include the risk factors set out in Exro’s annual information form and also include, but not limited to:

•A successful integration of the 100 Volt Coil Driver™ into the NDA partner’s electric vehicle may not result in accelerating commercialization.
This information is qualified in its entirety by cautionary statements and risk factor disclosure contained in filings made by the Company with the Canadian securities regulators, including the Company’s annual information form for the financial year ended December 31, 2020, and financial statements and related MD&A for the financial year ended December 31, 2020, filed with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. The Company

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